Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Trubion Pharmaceuticals, Inc.
Subject Company: Trubion Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-33054
Forward-Looking Statements
This communication contains certain forward-looking statements that involve known and unknown risks, delays, uncertainties and other factors not under the control of Trubion. The company’s actual results, performance or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance or achievements to differ from the forward-looking statements include the risk that the acquisition of Trubion by Emergent may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the risk that one or more the milestones that would give rise to CVR payments is not achieved; the possibility that the expected benefits from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Emergent and Trubion’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including, but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and other risks that are discussed in Trubion’s filings with the SEC, such as its Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.
Additional Information about the Transaction and Where to Find It
This communication shall not constitute an offer to purchase or a solicitation of an offer to sell securities. In connection with this transaction, Emergent intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 and Trubion intends to file with the SEC and mail to its stockholders a proxy statement/prospectus. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Emergent, Trubion and the transaction.
The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Emergent and/or Trubion with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Emergent BioSolutions Inc., Attn: Investor Relations, 2273 Research Blvd., Suite 400, Rockville, MD 20850, or Trubion Pharmaceuticals Inc., Attn: Investor Relations, 2401 4th Ave., Suite 1050, Seattle, WA 98121. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available.
Participants in Solicitations
Emergent, Trubion and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Trubion in connection with the merger. Information regarding Emergent’s directors and officers is available in Emergent’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information regarding Trubion’s directors and executive officers is available in Trubion’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 21, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.
The following is a script prepared for an investor meeting held by Trubion on August 12, 2010 to discuss the proposed merger transaction with Emergent.

Trubion-Only Eagle Conference Call Script
Final
Leader/Speaker: (866) 501-6246
Leader/Speaker: (973) 532-4915
http://www.leader-view.com
Conference ID number: 93879103
Web PIN: 4267
OPERATOR
Good afternoon ladies and gentlemen and welcome to the Trubion conference call. My name is [XXX...operator instructions here.] At this time, I would like to turn the call over to Trubion’s Senior Director of Corporate Communications, Jim DeNike. Please go ahead.
JIM
Thank you___, and thanks to everyone for joining us today. Joining us on the call today from Trubion is Dr. Steven Gillis, our Executive Chairman and Acting President, Dr. Scott Stromatt, our Chief Medical Officer, Dr. Ken Mohler, our Chief Scientific Officer, Michelle Burris, our Chief Operating Officer, and John Bencich, our Chief Financial Officer. Earlier today, we issued a press release announcing our agreement to be acquired by Emergent BioSolutions and a copy of the press release can be found on our website at www.trubion.com.
I would like to remind each of you that today’s conference call may contain forward-looking statements based on our current expectations. These statements are only predictions and actual results may materially vary from those projected. Please refer to Trubion’s documents filed with the SEC concerning factors that could affect the Company, copies of which are also available on our website. I will now turn the call over to Steve.
STEVE
Thank you, Jim, and thanks to all of you for joining us today. As Jim mentioned, earlier today we announced the signing of a definitive merger agreement with Emergent BioSolutions in which Emergent has agreed to acquire Trubion. I will take a few minutes to review the terms of the agreement and why we believe this agreement will provide both near and long-term value to our employees and our stockholders. Following the conclusion of my remarks, we will invite your questions.

First, I will take a few minutes to go over the terms of the agreement as outlined in the press release. At closing of the transaction, each outstanding share of Trubion common stock will be converted into an upfront payment of $1.365 per share in cash and 0.1641shares of Emergent BioSolutions common stock. The upfront payment represents a value of $4.55 per share, or approximately $96.8 million, based on Trubion’s total common shares outstanding, the net value of dilutive stock options, and the trading average of Emergent BioSolutions common stock for the five days prior to the signing of the definitive agreement. Trubion Pharmaceuticals stockholders will also receive one Contingent Value Right per share, which will entitle the holder to receive cash payments based upon achievement of the following milestones:

Milestone Events	Applicable Payments
Initiation of the first Phase 2 clinical study for TRU-016	$1.75 million

Release of TRU-016 manufactured for use in clinical studies	$10.0 million

Initiation of dosing in the first Phase 2 clinical study for a non-CD20 target	$0.75 million

Initiation of the first Phase 3 clinical study in oncology indication for TRU-016	$15.0 million

Initiation of dosing in the first Phase 3 clinical study for the first major indication for CD20 candidate	$6.25 million

Initiation of dosing in the first Phase 3 clinical study for the second major indication for CD20 candidate	$5.0 million
The total potential aggregate value of the CVRs is $38.7 million, or $1.75/share, over a 36-month period, post-closing. The combination of the upfront consideration along with the potential value of the CVRs results in total consideration of up to $135.5 million for Trubion stockholders.
We are very pleased that Emergent intends to maintain our research and development laboratories and offices in Seattle upon completion of the acquisition, and that our location will become a therapeutics-focused product development site for the combined company.
We believe the combination of Emergent’s strong financial position and expertise in development of biologics with Trubion’s innovative SMIP™ and SCORPION™ protein therapeutic product candidates and technologies will accelerate the continued development of these promising products and technologies. We look forward to working diligently in the coming months to ensure continued development of Trubion’s clinical stage assets as well as completion of additional pre-clinical experimentation to further validate Trubion’s product development candidates as being worthy of progression toward clinical trials.
The transaction has been approved by the Board of Directors of both companies and is subject to customary closing conditions, including the approval of the acquisition by stockholders of Trubion, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
Additional details related to the merger agreement, including the location and timing of a special meeting of stockholders, will be included in the proxy statement which we expect to file with the SEC and mail to Trubion stockholders in the coming weeks.
The acquisition of Trubion is expected to close in the fourth quarter of 2010. In the meantime, Trubion and its employees will continue to pursue its corporate objectives, and product and collaboration milestones.
That concludes my opening remarks. I would like to thank each of you for your ongoing interest in Trubion, and now ask the operator to open the call for questions.
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